Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 www.goodwinlaw.com +1 617 570 1000

September 1, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Lisa M. Kohl

Re:                             AquaVenture Holdings LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed July 15, 2016
CIK No. 0001422841

File No. 333-207142

Dear Ms. Kohl:

This letter is confidentially submitted on behalf of AquaVenture Holdings LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-207142) on July 15, 2016 (the “Registration Statement”), as set forth in the Staff’s letter dated August 30, 2016 (the “Comment Letter”). The Company intends to file Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment No. 4”) at a later date, which will include changes to reflect responses to the Staff’s comments and other updates. For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Long-Term Contract Costs, page F-33

1.              We note your responses to comments 3 and 4. Please confirm that you assess impairment related to upfront costs incurred when directly entering into a service concession arrangement as well as costs related to the construction of additional infrastructure separately from impairment related to your intangible assets.

RESPONSE: The Company respectfully confirms to the Staff that impairment related to upfront costs incurred when directly entering into a service concession arrangement as well as costs related to the construction of additional infrastructure is assessed separately from impairment related to intangible assets.

2.              Please revise your disclosure to quantify each component of your “Long-term contract costs, net” line item and to discuss how you have assessed impairment for each of these components.

RESPONSE: The Company respectfully advises the Staff that it intends to revise and replace its disclosures on pages F-36 and F-49 in response to the Staff’s comment as follows:

Amended Disclosures – F-36

Long-term Contract Costs

Long-term contract costs consist of both deferred contract costs related to service concession arrangements and contract intangible assets related to service concession arrangements established in purchase accounting. The long-term contract costs classified as deferred contract costs represent costs incurred for contracted services, direct labor, materials, and allocable overhead related to both the initial construction of infrastructure for a customer and the construction of additional infrastructure which increases the production capacity of the customer’s water plant, and thus the ability of the Company to generate incremental revenues, under service concession arrangements. Once placed into service, the infrastructure is operated and maintained by the Company under the terms of the arrangement. Expenditures for repairs and maintenance of the infrastructure are expensed as incurred. Long-term contract costs are amortized on a straight-line basis over the remaining service concession arrangement period. Amortization commences in the month the related revenue generating activities commence and is recorded in cost of revenues in the consolidated statements of operations.

Long-term contract costs classified as deferred contract costs and contract intangible assets are each reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-term contract costs classified as deferred contract costs is measured by a comparison of the carrying amount of an asset or asset group to undiscounted future cash flows expected to be generated through the performance of the remaining services under the contract. Recoverability of long-term contract costs classified as contract intangible assets is measured by a comparison of the carrying amount of an asset or asset group to undiscounted future cash flows expected to be generated by the asset or asset group. For both long-term contract costs classified as deferred contract costs and contract intangible assets, if the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary. During 2014 and 2015, there were no indicators of potential impairment identified for either long-term contract costs classified as deferred contract costs or contract intangible assets.

Amended Disclosures – F-39

6. Long-term Contract Costs

The gross and net carrying values of long-term contract costs by class are as follows (in thousands):

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Carrying Value

Contract intangible assets	$—	$—	$—
Deferred contract costs	15,280	(1,812)	13,468
Total long-term contract costs	$15,280	$(1,812)	$13,468

	December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Carrying Value

Contract intangible assets	$81,700	$(2,925)	$78,775
Deferred contract costs	16,891	(3,966)	12,925
Total long-term contract costs	$98,591	$(6,891)	$91,700

In connection with the acquisition of the capital stock of the BVI Acquiree during June 2015, the Company recorded $81.7 million of long-term contract costs which represents a contract intangible asset related to service concession arrangement.

No amortization expense was recorded for long-term contract costs for the year ended December 31, 2013 as a result of the Company’s adoption of authoritative guidance on service concession arrangements on January 1, 2014. The Company recorded amortization expense for long-term contract costs classified as deferred contract costs of $1.8 million for the year ended December 31, 2014. For the year ended December 31, 2015, $2.2 million and $2.9 million of amortization expense for long-term contract costs classified as deferred contract costs and contract intangible assets, respectively, was recorded. Total amortization expense on long-term contract costs for 2016, 2017, 2018, 2019 and 2020 is expected to be $7.7 million, $7.8 million, $7.8 million, $7.8 million and $7.8 million, respectively.

3.              We note your response to comments 3 and 4. Please tell us whether, and if so how, you determine that the upfront costs incurred when directly entering into a service concession arrangement as well as costs related to the construction of additional infrastructure are recoverable at the time you record these costs as an asset. Please be detailed in your response.

RESPONSE: The Company respectfully advises the Staff that prior to the recording of an asset related to the upfront costs incurred when directly entering into a service concession arrangement and/or costs related to the construction of additional infrastructure, the Company assesses the recoverability of the upfront cost using an undiscounted cash flow model. This assessment is also used by the business to ensure a reasonable margin is received by the Company on its investment in the contract. The significant inputs and assumptions considered in developing the undiscounted cash flow model include, but are not limited to, the following: (i) the contractual term of an executed water sale agreement or an amendment to an existing water sale agreement; (ii) the contractual fee for potable water, including minimum take or pay provisions; (iii) the production capacity of the infrastructure or increase in production capacity and the forecasted production availability of the incremental infrastructure; (iv) the forecasted customer demand for produced water; (v) the ability of the Company to achieve contractual commitments; (vi) the collectability of future billings; and (vii) the forecasted costs to operate and maintain the infrastructure.

4.              We note your response to comment 5. Please tell us if your arrangements require you to perform ongoing maintenance. If such an obligation does exist, please tell us what consideration you gave to treating the maintenance as a separate unit of accounting which may result in deferring a portion of your monthly fee and recognizing revenue as the maintenance activities are performed.

RESPONSE: The Company respectfully advises the Staff that the Company’s service concession arrangements require the Company to operate and maintain the infrastructure in order to produce and deliver water at the volumes and specifications specified in the contract. The maintenance of the infrastructure is, and is expected to remain, an ongoing recurring activity over the term of the contract to maintain the infrastructure at least at contractually required operating performance, prevent the deterioration of the infrastructure, and reduce the likelihood of both significant production interruptions and the Company’s inability to achieve contractual water requirements. The Company has determined the operating and maintenance service to be a single unit of accounting in accordance with ASC 605-25 as the operation and maintenance services do not meet the separation criteria. The Company believes the maintenance services do not have standalone value to the customer as a result of the interdependence between operation and maintenance services to achieve contractual volume and water specifications (operation services cannot effectively be performed without the maintenance services). Instead, value to the customer is determined as the production and delivery of water in accordance with the contract, which is achieved through the concurrent operation and maintenance of the infrastructure. In addition, the Company is not explicitly required to nor does it expect to have to perform any major maintenance under its service concession arrangements that could result in a shut-down of the infrastructure for an extended period of time or require a significant overhaul of the existing infrastructure.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

Enclosures

cc:                                Douglas R. Brown, AquaVenture Holdings LLC
Anthony Ibarguen, AquaVenture Holdings LLC

Lee Muller, AquaVenture Holdings LLC
Mark H. Burnett, Goodwin Procter LLP

Gregg L. Katz, Goodwin Procter LLP